Pampa Energía, an independent company with active participation in Argentina’s electricity and gas value chain, announces the results for the fiscal year and quarter ended on December 31, 2021.

Buenos Aires, March 10, 2022

Stock information

Share capital net of repurchases and reductions,
as of March 9, 2022:
1,383.6 million common shares/
55.3 million ADSs

Market capitalization:
AR$248 billion/US$1,281 million

Information about the videoconference

Date and time: Friday, March 11, at 10 AM Eastern Standard Time/
12 PM Buenos Aires Time

Access link:
bit.ly/Pampa4Q21VC

For further information about Pampa

• Email:

investor@pampaenergia.com

• Website for investors:

ri.pampaenergia.com/en

• Argentina’s Securities and Exchange Commission:

www.argentina.gob.ar/cnv

• Securities and Exchange Commission:

sec.gov

Basis of presentation

Pampa’s financial information adopts US$ as functional currency, and it is expressed in AR$ at transactional FX. However, our affiliates Transener, TGS and Refinor report under local currency. Hence, their figures are adjusted by inflation as of December 31, 2021, except for previous periods already reported.

Main results from the quarter[1]

42% year-on-year increase in sales, recording US$406 million[2] in Q4 21, explained by the rise in prices of gas, oil and petrochemical products, increased physical volume sold in all our businesses and higher legacy energy sales, offset by the PPA maturity at CTLL’s steam turbine.

Pampa's main operational KPIs		Q4 21	Q4 20	Variation
Power	Generation (GWh)	4,670	4,400	+6%
	Gross margin (US$/MWh)	26.1	33.2	-21%

Hydrocarbon	Production (k boe/day)	58.1	43.7	+33%
	Gas over total production	91%	90%	+1%
	Average gas price (US$/MBTU)	3.1	2.1	+47%
	Average oil price (US$/bbl)	58.6	41.3	+42%

Petrochemicals	Volume sold (k ton)	114	107	+6%
	Average price (US$/ton)	1,266	795	+59%

8% year-on-year increase in the adjusted EBITDA[3], recording US$199 million in Q4 21, explained by an increase of US$27 million in oil and gas, and US$5 million in holding and others, offset by decreases of US$16 million in power generation and US$1 million in petrochemicals.

Pampa recorded a consolidated profit attributable to the Company’s shareholders of US$39 million, vs. a net loss of US$463 million in Q4 20, mainly due to the impairment of assets from discontinued operations in Q4 20, better operating margin in oil and gas, and lower stock of debt, offset by losses from the holding of financial securities in Q4 21.

Consolidated net debt decreased to US$866 million as of December 31, 2021, recording a continuous and significant reduction compared to the US$1,148 million recorded by the end of 2020.

1 The information is based on FS prepared according to IFRS in force in Argentina. Only continuing operations are considered.

2 It does not include sales from the affiliates Greenwind, OldelVal, Refinor, CTBSA, Transener and TGS, which at our ownership account for US$147 million. Under IFRS they are not consolidated in Pampa, thus shown as ‘Results for participation in joint businesses and associates’.

3 Consolidated adjusted EBITDA represents the results before financial results, income tax, depreciations and amortizations, extraordinary and non-cash income and expense, equity income and other adjustments from the IFRS implementation, and includes affiliates’ EBITDA at our ownership. For further information, see section 3 of this Earnings Release.

Pampa Energía ● Q4 21 Earning release ● 1

Pampa Energía ● Q4 21 Earning release ● 2

1.	Relevant events
1.1	Power generation segment

PEPE III expansion

In the fourth quarter of 2021, Pampa announced PEPE III’s expansion project, which will increase the existing gross capacity from 53.2 MW to 134.2 MW, with an estimated investment of US$128 million. Its output will be sold in the MAT ER through a US$-denominated PPA with private parties, and it is estimated to be commissioned in stages, fully commissioning in the second quarter of 2023.

PEPE III is located in Coronel Rosales, 45 km from the City of Bahía Blanca, Province of Buenos Aires. Currently, it comprises 14 Vestas wind turbines and during 2021 its load factor reached 58%, highlighting the outstanding wind quality in the area. The expansion project consists of the assembly and installation of 18 wind turbines of the same brand.

As of today, Pampa owns three wind farms: PEMC (100 MW), and PEPE II and PEPE III (53.2 MW each). Once works are completed, our wind farms will contribute to the national grid a total of 287.4 MW of renewable energy.

This expansion, in addition to the closing to CCGT at CTEB and the investments committed under Plan Gas.Ar, are part of the Company’s strategy to focus its investments on our core businesses: power generation and natural gas production.

Issuance of Pampa’s first Green Bond

In order to finance PEPE III’s expansion, on January 18, 2022, Pampa issued the first Green Bond (Series VIII CB) for a AR$3,107 million FV, at a variable interest rate of Badlar plus 2%, maturing in July 2023 with American amortization system, after receiving offers of purchase for more than AR$9,646 million, more than three times compared to the issued nominal value.

This is the first green bond issued by Pampa, which reflects the commitment to finance projects with a positive impact on the environment and diversify the country’s energy matrix. The issuance was distinguished by Fix Ratings, an affiliate of Fitch Ratings, with a Green Bond (BV1) rating, one of the best ratings, as it is in line with ICMA’s four core components of the Green Bond Principles (GBP). Moreover, this bond joined ByMA’s SGS Bonds Panel (Social, Green and Sustainable Bonds), which promotes the conditions for the Capital Markets of Argentina to become more sustainable.

1.2	Oil and gas segment

Plan Gas.Ar and expansion at El Mangrullo

Thanks to the Plan Gas.Ar implementation, in December 2021 Pampa achieved a 38% year-on-year net production increase, reaching 9.1 million m3/day. This increase is equivalent to more than double the nation-wide growth for the same period (16%).

Moreover, as one of the only two producers participating in all the rounds of Plan Gas.Ar, Pampa will add 2 million m3/day as from May 2022, awarded in the third round. It is worth mentioning that in this last round, Pampa’s awarded volume represented 2/3 of the total.

Pampa Energía ● Q4 21 Earning release ● 3

2021-2024 MINIMUM COMMITTED GAS PRODUCTION vs 2020

In million m³ per day
Out of Plan Gas
Plan Gas
12
10
8
6
4
2
0
Annual average
6.9
8.0
9.3
9.9
Winter
Jan-20
May-20
Sep-20
Jan-21
May-21
Sep-21
Jan-22
May-22
Sep-22
Jan-23
May-23
Sep-23
Jan-24
May-24
Sep-24

SIGNIFICANT INCREASE IN PAMPA'S PRODUCTION AND PRICES

Total gas production[1]
in million m³ per day

+44%
6.9
8.0
9.3
9.9
'20
'21
'22e
'23-24e

1 Pampa's WI.

Total winter production[2]
in million m³ per day

+56%
7.1
8.4
11.0
11.0
'20
'21
'22e
'23-24e

2 May to September.

Annual gas price
minimum, maximum and average in US$/MBTU

+61%
2.6
2.2
1.6
4.5
3.6
2.7
4.5
3.6(3)
2.9
4.5
3.5(3)
2.9

3 Average Plan Gas.Ar price.

In line with our production commitment under Plan Gas.Ar and the outstanding productivity of our leading block, El Mangrullo, it is estimated to increase this block’s processing capacity in stages: (i) the 2.5 million m3/day expansion of the temporary production facility as from May 2022, the beginning of winter; (ii) the commissioning of our 4.8 million m3/day gas treatment plant as from the third quarter of 2022; and (iii) the usage extension of the facilities at Rincón del Mangrullo for 2.0 million m3/day until January 2025. Therefore, the production capacity at El Mangrullo will reach a maximum of 13.6 million m3/day.

El Mangrullo is one of the largest gas-bearing blocks in the Neuquina Basin with almost 200 km2 area and access to Mulichinco and Agrio formations (tight sands or tight gas), and Vaca Muerta (shale gas). Pampa operates and holds 100% working interest of the exploration and explotation concession until 2053.

Exports of natural gas

In December 2021, Pampa obtained permits to export natural gas to different clients in Chile on a firm basis for a maximum volume of 1.22 million m3/day between January – April 2022. Considering the permit granted for the October 2021 – April 2022 period, as from January 2022 the maximum volume exported on a firm basis amounts to 2.72 million m3/day, which allowed to maintain a constant level of production above 9 million m3/day, despite the lower local demand due to off-peak period.

1.3	Transport.Ar program

The SE Res. No. 67/22 of February 7, 2022 created the Transport.Ar National Production program to execute gas transportation works allowing, among others: (i) natural gas self-supply; (ii) development of unconventional reserves in the Neuquina Basin on a large scale; (iii) replacement of imports of gas, LNG, and liquid fuel (FO or GO); and (iv) increase in natural gas exports, primarily to neighboring countries.

Pampa Energía ● Q4 21 Earning release ● 4

Moreover, the construction of Presidente Néstor Kirchner main gas pipeline and its supplementary works as a strategic project was declared of national public interest, after witnessing a substantial increase in the production of gas due to Plan Gas.Ar, especially in the Neuquina Basin, in addition to the bottleneck on the existing gas pipelines connecting the Neuquina Basin with the large consumption areas, as well as the lower availability of gas in the Noroeste Basin and from Bolivia.

Through PEN Executive Order No. 76/22 of February 11, 2022, a 35-year concession for this gas pipeline was granted to IEASA, and the FONDESGAS (Fondo de Desarrollo Gasífero Argentino) trust was created, being IEASA the trustor and beneficiary, and BICE the trustee.

This pipeline will connect the town of Tratayén, Province of Neuquén, with the City of Salliqueló, Province of Buenos Aires (I Phase), and Salliqueló with the City of San Jerónimo, Province of Santa Fe (II Phase). IEASA will lead the works, which could be performed on its own account or through third parties, giving the priority to YPF. If a call for tenders is launched, TGS will evaluate the suitability to participate for the operation and maintenance.

1.4	Other businesses

Transener and TGS’s tariff situation

The PEN Executive Order No. 871/21 of December 23, 2021 extended the term of the Executive Branch’s power to intervene administratively the ENRE and ENARGAS, established in the Solidarity Law, until December 31, 2022.

Moreover, on February 25, 2022, ENRE Res. No. 68/22 and 69/22 were issued, granting a transitionary tariff adjustment of 25% and 23% to Transener and Transba, respectively, retroactive to February 1, 2022. Due to the existing differences between the tariff proposals of said companies and the final tariff schemes, Transener and Transba filed a request to review the proceeding and a preliminary challenge, and will appeal to both resolutions.

On the other hand, through PEN Executive Order No. 91/22 and ENARGAS Res. No. 60/22 of February 2022, the 60% transitionary tariff adjustment was granted to TGS, effective as from March 1, 2022. Among other conditions, the grating of said adjustment did not establish a mandatory investment plan and it has forbidden to: (i) distribute dividends; and (ii) to prepaid financial and commercial debt with shareholders, to acquire other companies or to grant credits.

Pursuant to the 2022 Transitional Agreement, TGS has committed not to initiate any new claims, motions, actions, lawsuits or appeals; and/or to suspend, remain or extend the suspension of all filed motions and claims related to the Comprehensive Tariff Review Renegotiation in force, the Law No. 27,541 and PEN Executive Order No. 287/20 and DNU No. 1020/20.

It is worth mentioning that the tariff schemes of Transener and Transba, and TGS had been unchanged since August and April 2019, respectively. Moreover, during their respective public hearings held in 2022, they informed that their transportation costs represented around 2% and 13% of the residential user’s final bill (comprised of the raw materials, the transportation, the distribution and the tax).

TGS: midstream service expansion at Vaca Muerta

The increase of natural gas activity and production in the Neuquina Basin, promoted by the Plan Gas.Ar, allowed TGS to move forward with two projects approved in the last quarter of 2021, comprised of the installation of: (i) two gas conditioning modular plants, with a capacity of 3.5 million m3/day each, and a gasoline stabilizer tower; and (ii) a conditioning plant with a capacity of 6.6 million m3/day. The estimated investment amounts to US$22 million and US$82 million, commissioning in 2022 and mid-2023, respectively.

Pampa Energía ● Q4 21 Earning release ● 5

2.	Financial highlights
2.1	Consolidated balance sheet
Figures in million	As of 12.31.2021		As of 12.31.2020
	AR$	US$ FX 102.72	AR$	US$ FX 84.15
ASSETS
Property, plant and equipment	170,390	1,659	135,445	1,610
Intangible assets	3,956	39	3,455	41
Right-of-use assets	1,231	12	867	10
Deferred tax assets	8,675	84	9,082	108
Investments in joint ventures and associates	79,500	774	46,229	549
Financial assets at amortized cost	10,821	105	8,428	100
Financial assets at fair value through profit and loss	2,998	29	942	11
Other assets	61	1	57	1
Trade and other receivables	3,379	33	3,631	43
Total non-current assets	281,011	2,736	208,136	2,473
Inventories	15,888	155	9,766	116
Financial assets at amortized cost	537	5	2,062	25
Financial assets at fair value through profit and loss	47,026	458	27,382	325
Derivative financial instruments	16	0	1	0
Trade and other receivables	40,892	398	28,678	341
Cash and cash equivalents	11,283	110	11,900	141
Total current assets	115,642	1,126	79,789	948
Assets classified as held for sale	-	-	123,603	1,469
Total assets	396,653	3,861	411,528	4,890

EQUITY
Equity attributable to owners of the company	183,431	1,786	120,247	1,429
Non-controlling interest	609	6	28,631	340
Total equity	184,040	1,792	148,878	1,769

LIABILITIES
Investments in joint ventures and associates	386	4	161	2
Provisions	14,444	141	9,326	111
Income tax and presumed minimum income tax liabilities	19,287	188	11,004	131
Taxes payables	-	-	128	2
Deferred tax liabilities	-	-	93	1
Defined benefit plans	2,419	24	1,460	17
Borrowings	139,630	1,359	115,428	1,372
Other payables	1,340	13	1,418	17
Total non-current liabilities	177,506	1,728	139,018	1,652
Provisions	560	5	1,379	16
Income tax liabilities	2,098	20	897	11
Taxes payables	2,314	23	3,030	36
Defined benefit plans	515	5	298	4
Salaries and social security payable	2,876	28	1,935	23
Derivative financial instruments	18	0	40	0
Borrowings	8,165	79	20,377	242
Trade and other payables	18,561	181	9,778	116
Total current liabilities	35,107	342	37,734	448
Liabilities associated to assets classified as held for sale	-	-	85,898	1,021
Total liabilities	212,613	2,070	262,650	3,121

Total liabilities and equity	396,653	3,861	411,528	4,890

Pampa Energía ● Q4 21 Earning release ● 6

2.2	Consolidated income statement
	Fiscal year				Fourth quarter
Figures in million	2021		2020		2021		2020
	AR$	US$	AR$	US$	AR$	US$	AR$	US$
Sales revenue	144,641	1,508	76,775	1,073	40,901	406	23,106	286
Cost of sales	(91,342)	(955)	(46,850)	(663)	(28,690)	(289)	(14,481)	(181)

Gross profit	53,299	553	29,925	410	12,211	117	8,625	105

Selling expenses	(3,156)	(33)	(1,828)	(26)	(1,404)	(15)	(472)	(6)
Administrative expenses	(9,507)	(99)	(6,588)	(93)	(3,206)	(32)	(1,740)	(22)
Exploration expenses	(61)	-	(29)	-	(11)	-	(8)	-
Other operating income	10,196	105	3,628	51	1,332	13	1,122	14
Other operating expenses	(5,360)	(58)	(2,550)	(36)	(737)	(8)	(769)	(10)
Impairment of financial assets	(220)	(2)	(560)	(9)	9	1	291	4
Impairment of PPE, intangible assets and inventories	(332)	(4)	(10,351)	(139)	(160)	(2)	(6,035)	(72)
Results for part. in joint businesses and associates	11,567	117	6,551	85	3,436	32	1,741	19

Operating income	56,426	579	18,198	243	11,470	106	2,755	32

Financial income	847	10	686	9	228	3	157	1
Financial costs	(17,512)	(185)	(12,528)	(177)	(3,384)	(34)	(3,930)	(50)
Other financial results	(1,545)	(14)	6,131	84	(4,358)	(43)	2,778	36
Financial results, net	(18,210)	(189)	(5,711)	(84)	(7,514)	(74)	(995)	(13)

Profit before tax	38,216	390	12,487	159	3,956	32	1,760	19

Income tax	(7,301)	(77)	(3,122)	(35)	485	6	(391)	(1)

Net income for continuing operations	30,915	313	9,365	124	4,441	38	1,369	18

Net income (loss) from discontinued operations	(7,129)	(75)	(49,333)	(592)	-	-	(47,568)	(569)

Net income (loss) for the period	23,786	238	(39,968)	(468)	4,441	38	(46,199)	(551)
Attributable to the owners of the Company	27,097	273	(31,447)	(367)	4,520	39	(38,603)	(463)
Continuing operations	30,823	312	9,952	132	4,520	39	1,851	24
Discontinued operations	(3,726)	(39)	(41,399)	(499)	-	-	(40,454)	(487)
Attributable to the non-controlling interests	(3,311)	(35)	(8,521)	(101)	(79)	(1)	(7,596)	(88)

Net income (loss) per share attributable to shareholders	19.38	0.20	(20.40)	(0.24)	3.26	0.03	(26.53)	(0.32)
From continuing operations	22.05	0.22	6.46	0.09	3.26	0.03	1.27	0.02
From discontinued operations	(2.67)	(0.03)	(26.85)	(0.32)	-	-	(27.804)	(0.335)

Net income (loss) per ADR attributable to shareholders	484.61	4.88	(509.97)	(5.95)	81.51	0.70	(663.30)	(7.96)
From continuing operations	551.25	5.58	161.39	2.14	81.51	0.70	31.81	0.41
From discontinued operations	(66.64)	(0.70)	(671.36)	(8.09)	-	-	(695.11)	(8.37)

Average outstanding common shares	1,397.9	1,397.9	1,541.6	1,541.6	1,386.3	1,386.3	1,455.0	1,455.0
Outstanding common shares by the end of period	1,386.0	1,386.0	1,453.9	1,453.9	1,386.0	1,386.0	1,453.9	1,453.9

Pampa Energía ● Q4 21 Earning release ● 7

2.3	Cash and financial borrowings
As of December 31, 2021, in US$ million	Cash[1]		Financial debt		Net debt
	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted

Power generation	261	257	418	418	156	161
Petrochemicals	-	-	-	-	-	-
Holding and others	91	91	-	-	(91)	(91)
Oil and gas	220	220	1,021	1,021	801	801
Total under IFRS/Restricted Group	573	568	1,439	1,439	866	871
Affiliates at O/S2	101	101	339	339	238	238
Total with affiliates	674	669	1,778	1,778	1,104	1,109

Note: Financial debt includes accrued interests. 1 It includes cash and cash equivalents, financial assets at fair value with changing results and investments at amortized cost. 2 Under IFRS, the affiliates Greenwind, OldelVal, Refinor, CTBSA, Transener, and TGS are not consolidated in Pampa.

Debt transactions

Pampa’s financial debt at the consolidated level under IFRS decreased to US$1,439 million as of December 31, 2021 (-US$175 million vs. closing of 2020). In terms of net debt, the reduction amounts to US$282 million. The average interest rate for US$-bearing indebtedness was 7.8%, currency in which 99.2% of the Company’s gross debt is denominated, mainly at a fixed rate. AR$ indebtedness’s average interest rate was 33.0%. Pampa’s consolidated financial debt averaged 4.4 years.

The following chart shows principal maturity profile, net of repurchases, in million US$ by the end of Q4 21:

Note: It only considers Pampa consolidated under IFRS; it does not include affiliates TGS, OldelVal, Transener, Greenwind, CTBSA and Refinor.

In Q4 21, Pampa paid bank calls for a total of AR$546 million and borrowings for US$3.9 million. After the closing of the quarter, to finance PEPE III expansion, Pampa issued its first Green Bond4 (Series VIII CB) for a AR$3,107 million FV, at a variable interest rate of Badlar plus 2%, maturing in July 2023 with American amortization system. Moreover, Pampa paid borrowings for AR$1,178 million.

Regarding our affiliates, in Q4 21, Transener paid at maturity loans for AR$83 million and Greenwind paid US$3.5 million of the credit facility executed with IDB Invest. Moreover, CTBSA issued Series IV CB in US$-link for US$96 million at 0% nominal annual rate maturing in 36 months, paid at maturity US$33.2 million of the syndicated loan and prepaid the VRDs for US$94 million.

After the closing of the quarter, CTBSA paid at maturity US$6.4 million of the syndicated loan and Transener paid at maturity borrowings for AR$56 million.

4 For further information, see section 1.1 of this Earnings Release.

Pampa Energía ● Q4 21 Earning release ● 8

As of this Earnings Release issuance, the Company complies with the covenants established in its debt agreements.

Summary of debt securities

Company In million	Security	Maturity	Amount issued	Amount outstanding	Coupon
In US$
TGS[1]	CB at discount at fixed rate	2025	500	478	6.75%
Pampa	CB Series T at discount & fixed rate	2023	500	390	7.375%
	CB Series I at discount & fixed rate	2027	750	636	7.5%
	CB Series III at discount & fixed rate	2029	300	293	9.125%

In US$-link
CTEB[1]	CB Series I	2023	43	43	4%
	CB Series IV	2024	96	96	0%

In AR$
Pampa	CB Series VIII (Green Bond)	2023	3,107	3,107	Badlar Privada +2%

In UVA
CTEB[1]	CB Series II	2024	65	65	4%

Note: 1 According to IFRS, affiliates are not consolidated in Pampa’s FS.

Credit rating

The following table shows the Group’s ratings:

Company	Agency	Rating
		Global	Local
Pampa	S&P	B-[1]	na
	Moody's	Caa3	na
	FitchRatings[2]	B-	AA (long-term) A1+ (short-term)
TGS	S&P	CCC+	na
	Moody's	Caa3	na
Transener	FitchRatings[2]	na	A+ (long-term)
CTEB	FitchRatings[2]	na	A+

Note: 1 Stand-alone rating. 2 Local ratings issued by FIX SCR.

Pampa Energía ● Q4 21 Earning release ● 9

2.4	Buyback of own financial securities[5]

Pampa

On December 1, 2021, Pampa’s Board of Directors approved the XI share buyback program under the following terms and conditions. However, on March 10, 2022, Pampa’s Board of Directors resolved to suspend this program as the Company’s share and ADR’s quote reached values exceeding the repurchase cap. If the conditions previously approved in the share repurchase program is reestablished, the program will be automatically restored the next business day after this event.

XI repurchase program
Maximum amount to buyback	US$30 million
Maximum price	AR$167/common share or US$19/ADR
Period in force	120 days as from December 3, 2021
Status	Suspended

In Q4 21, the Company indirectly acquired 15 thousand ADR at an average price of US$18.0/ADR. After the closing of the quarter, the Company indirectly acquired 95 thousand ADR at an average price of US$18.4/ADR.

On the other hand, on March 3, 2022, the cancellation of 12.5 million shares (equivalent to 0.5 million ADR) became effective, which was previously approved by the Shareholders’ Meeting held on September 30, 2021.

Therefore, as of March 9, 2022, Pampa’s outstanding capital stock amounts to 1,383.6 million common shares (equivalent to 55.3 million ADR)6.

TGS

As of March 9, 2022, TGS’s outstanding capital stock amounts to 752.8 million common shares (equivalent to 150.6 million ADR).

On the other hand, in Q4 21, Pampa indirectly acquired 1.9 million ADR of TGS at an average cost of US$4.9/ADR. After the closing of the quarter, Pampa acquired 0.1 million ADR of TGS at an average cost of US$4.3/ADR. As of March 9, 2022, the Company’s direct and indirect ownership of TGS amounts to 29.3% of its issued capital stock.

Regarding debt securities, in Q4 21 TGS repurchased US$1.3 million FV of its 2025 CB. As of March 9, 2022, the outstanding 2025 CB amounted to US$477.6 million FV.

5 Deemed to be effected transactions.

6 For further information, see Ownership Breakdown.

Pampa Energía ● Q4 21 Earning release ● 10

3.	Analysis of the Q4 21 results
Breakdown by segment Figures in US$ million	Q4 21			Q4 20			Variation
	Sales	Adjusted EBITDA	Net Income	Sales	Adjusted EBITDA	Net Income	Sales	Adjusted EBITDA	Net Income

Power generation	155	105	31	150	121	20	+3%	-13%	+55%
Oil and Gas	119	46	(5)	68	19	2	+75%	+146%	NA
Petrochemicals	144	9	4	87	10	5	+66%	-11%	-20%
Holding and Others	7	39	9	3	34	(3)	+133%	+13%	NA
Eliminations	(19)	-	-	(22)	-	-	-14%	NA	NA

Subtotal continuing operations	406	199	39	286	184	24	+42%	+8%	+63%

Electricity distribution (discont.)	-	-	-	-	(16)	(487)	NA	-100%	-100%

Total	406	199	39	286	168	(463)	+42%	+18%	NA

Note: Net income attributable to the Company’s shareholders.

3.1	Reconciliation of consolidated adjusted EBITDA
Reconciliation of consolidated adjusted EBITDA, in US$ million	Fiscal year		Fourth quarter
	2021	2020	2021	2020
Consolidated operating income	579	243	106	32
Consolidated depreciations and amortizations	205	205	58	52
EBITDA	784	448	164	84

Adjustments from generation segment	29	126	8	60
Deletion of equity income	(47)	(67)	(15)	(30)
Deletion of PPE & intangible assets' impairment	2	128	-	72
Deletion of provision recovery of PEPE IV surety bond	(13)	(7)	-	-
Deletion of gain from commercial interests	(24)	(23)	(4)	(6)
Deletion of outage provision at GEBATG03	8	-	-	-
Deletion of PPE's impairment	14	-	5	-
Greenwind's EBITDA adjusted by ownership	11	12	3	3
CTBSA's EBITDA adjusted by ownership	78	83	19	21
Adjustments from oil and gas segment	13	9	0	(1)
Deletion of gain from commercial interests	(3)	(4)	(0)	(2)
Deletion of provision for environmental remediation	14	-	-	-
Deletion of impairment of receivables from distCos	-	13	-	-
OldelVal's EBITDA adjusted by ownership	1	1	0	0
Adjustments from petrochemicals segment	2	11	2	(0)
Deletion of inventory impairment	2	11	2	-
Deletion of gain from commercial interests	(0)	(0)	(0)	(0)
Adjustments from holding and others segment	77	104	25	41
Deletion of equity income	(70)	(18)	(17)	11
Deletion of gain from commercial interests	(0)	(2)	(0)	(0)
Deletion of contigencies provision	12	-	-	-
Deletion of executive compensation liabilities' reversal	(7)	-	-	-
TGS's EBITDA adjusted by ownership	123	98	39	25
Transener's EBITDA adjusted by ownership	14	27	2	5
Refinor's EBITDA adjusted by ownership	5	(1)	1	(0)

Consolidated adjusted EBITDA, continuing op.	905	698	199	184
At our ownership	905	694	200	184

+ Discontinued op. EBITDA: Edenor	17	51	-	(16)

Consolidated adjusted EBITDA, cont. and discont. op.	921	749	199	168
At our ownership	911	722	200	175

Pampa Energía ● Q4 21 Earning release ● 11

3.2	Analysis of the power generation segment
Power generation segment, consolidated Figures in US$ million	Fiscal year			Fourth quarter
	2021	2020	∆%	2021	2020	∆%
Sales revenue	656	559	+17%	155	150	+3%
Cost of sales	(355)	(254)	+40%	(89)	(73)	+22%

Gross profit	301	305	-1%	66	77	-14%

Selling expenses	(2)	(2)	-	(1)	(1)	-
Administrative expenses	(31)	(30)	+3%	(10)	(8)	+25%
Other operating income	42	35	+20%	6	10	-40%
Other operating expenses	(5)	(6)	-17%	(1)	(1)	-
Impairment of PPE and intangible assets	(2)	(128)	-98%	-	(72)	-100%
Results for participation in joint businesses	47	67	-30%	15	30	-50%

Operating income	350	241	+45%	75	35	+114%

Finance income	4	3	+33%	1	-	NA
Finance costs	(46)	(73)	-37%	(14)	(31)	-55%
Other financial results	(14)	1	NA	(27)	2	NA
Financial results, net	(56)	(69)	-19%	(40)	(29)	+38%

Profit (loss) before tax	294	172	+71%	35	6	NA

Income tax	(75)	(33)	+127%	(5)	8	NA

Net income (loss) for the period	219	139	+58%	30	14	+114%
Attributable to owners of the Company	218	147	+48%	31	20	+55%
Attributable to non-controlling interests	1	(8)	NA	(1)	(6)	-83%

Adjusted EBITDA	467	462	+1%	105	121	-13%
Adjusted EBITDA at our share ownership	467	458	+2%	106	121	-12%

Increases in PPE, intangible and right-of-use assets	39	61	-36%	32	9	+256%
Depreciation and amortization	88	95	-7%	22	26	-15%

In Q4 21, the US$5 million year-on-year increase in sales is mainly explained by the additional and transitionary income for legacy energy (SE Res. No. 1037/21), and the recovery of industrial demand and Energía Plus prices, partially offset by the maturity of PPA at the ST of CTLL and at CTP, billed under spot energy as from November 1 and July 15, 2021, respectively.

Even though spot energy comprises 63% of the 4,970 MW operated by Pampa7, it represented 30% of the segment’s sales in Q4 21. SE Res. No. 1037/21 established that CAMMESA should pay 100% of the power capacity remuneration, assuming a 70% load factor, plus an additional amount for the electricity exported by CAMMESA, retroactive to September 1, 2021 and until February 28, 2022. Thanks to this transitionary income, the power capacity remuneration was US$3.6 thousand/MW-month for our thermal legacy units and US$1.9 thousand/MW-month for hydros, being 23% and 5% higher than Q4 20, respectively. However, a higher increase of AR$-denominated costs was recorded in certain units as the inflation was higher than the AR$ devaluation.

Revenues from fuel were slightly higher than Q4 20 as the increase in prices due to Plan Gas.Ar was offset by lower volume as a consequence of the programmed maintenance at the second CCGT of CTGEBA. It is worth mentioning that this income, which also affects the cost of sales due to gas purchases to our E&P, only applies to PPA under SEE Res. No. 287/17 and Energía Plus contracts. CAMMESA provides directly the remaining gas and liquid fuel consumed to dispatch our thermal units, without representing any revenues or costs for the Company.

In operating terms, the power generation operated by Pampa increased by 6% vs. Q4 20, similar to the national demand growth (+6.5%), whereas the nationwide generation increased only 1%. From units

7 Under IFRS, CTEB (567 MW) and PEMC (100 MW) are affiliates; their results are not consolidated in the FS, but they are operated by Pampa and their EBITDA at our equity stake are included in Pampa’s adjusted EBITDA.

Pampa Energía ● Q4 21 Earning release ● 12

operated by Pampa, there was a higher dispatch at almost all our thermal units (+665 GWh), except for the CCGT at CTLL and the new CCGT at CGEBA, affected by programmed maintenance (-288 GWh), and the engines CTPP and CTIW due to lower exports from the SADI (-27 GWh). Moreover, there was lower hydroelectric generation (-65 GWh) and wind generation (-16 GWh) due to lower water inputs and wind resources, respectively.

In Q4 21, all power units operated by Pampa reached an average availability rate of 95.5%, slightly higher than the 94.2% recorded in Q4 20, mainly explained by the forced outage at CTG’s Plus unit and the programmed maintenance at CTEB in Q4 20, partially offset by the programmed maintenance at CTLL’s CCGT and the new CCGT at CTGEBA in Q4 21. Especially, thermal units recorded an availability of 98.2% (Q4 21) and 98.1% (Q4 20).

Power generation's key performance indicators	2021				2020				Variation
	Hydro	Wind	Thermal	Total	Hydro	Wind	Thermal	Total	Hydro	Wind	Thermal	Total
Installed capacity as of Dec (MW)	938	206	3,826	4,970	938	206	3,811	4,955	-	-	+0%	+0%
New capacity (%)	-	100%	43%	37%	-	100%	48%	41%	-	-	-6%	-4%
Market share (%)	2%	0%	9%	12%	2%	0%	9%	12%	-0%	-0%	-0%	-0%

Fiscal year
Net generation (GWh)	1,343	838	15,252	17,433	1,546	859	14,065	16,470	-13%	-2%	+8%	+6%
Volume sold (GWh)	1,342	870	16,246	18,458	1,542	862	14,159	16,563	-13%	+1%	+15%	+11%

Average price (US$/MWh)	22	70	47	46	22	71	47	46	-1%	-0%	-1%	-0%
Average gross margin (US$/MWh)	4	58	31	30	10	63	36	35	-64%	-8%	-15%	-14%

Fourth quarter
Net generation (GWh)	419	195	4,055	4,670	485	211	3,705	4,400	-13%	-7%	+9%	+6%
Volume sold (GWh)	419	203	4,405	5,028	486	214	3,727	4,427	-14%	-5%	+18%	+14%

Average price (US$/MWh)	18	71	42	41	15	72	48	46	+21%	-1%	-12%	-9%
Average gross margin (US$/MWh)	-3	57	27	26	3	64	35	33	-204%	-11%	-22%	-21%

Note: Gross margin before amortization and depreciation. It includes CTEB and PEMC, operated by Pampa (50% of equity stake).

Q4 21 net operating costs, excluding depreciation and amortizations, increased by 55% vs. Q4 20, mainly explained by higher energy purchases to cover the rise in Plus demand, increase in material and wage expenses as the inflation and wage evolutions were higher than the AR$ devaluation, and lower commercial interests due to collection delays received from CAMMESA as it improved the days sales outstanding. Moreover, in Q4 21 PPE impairments were charged at certain legacy energy units (US$5 million).

The Q4 21 financial results amounted to a net loss of US$40 million, US$11 million higher than Q4 20, mainly explained by losses from the holding of financial securities in Q4 21, partially offset by lower financial interests due to lower stock of debt and allocation to the segment.

In Q4 21, our power generation’s adjusted EBITDA amounted to US$105 million, 13% lower vs. Q4 20, mainly due to the PPA maturity at the ST of CTLL, partially offset by the additional and transitionary income for legacy energy, and the Energía Plus’s increased margins. The adjusted EBITDA considers our proportional 50% stake of CTEB (CTBSA), contributing US$19 million in Q4 21 (vs. US$21 million in Q4 20), and a 50% stake of PEMC (Greenwind), contributing US$3 million in Q4 21 (the same as Q4 20). Moreover, the adjusted EBITDA excludes the recognition of commercial interests from delayed receivables, mostly from CAMMESA (US$4 million in Q4 21 and US$6 million in Q4 20), in addition to the PPE impairment charged as operating expenses in Q4 21 (US$ 5 million).

Finally, capital expenditures in Q4 21, excluding CTEB and PEMC, increased by US$23 million vs. Q4 20, mainly explained by PEPE III’s expansion project.

Pampa Energía ● Q4 21 Earning release ● 13

Regarding our expansion projects, the following summary shows the current status:

Project	MW	Marketing	Currency	Awarded price			Estimated capex in US$ million[1]		Date of commissioning
				Capacity per MW-month	Variable per MWh	Total per MWh	Budget	% Executed @12/31/21
Thermal
Loma de la Lata	15	SE Res. No. 440/21	AR$	208,980 - 551,475(2)	418	939	22	90%	August 3, 2021
Closing to CCGT Genelba Plus	400	PPA for 15 years	US$	20,500	6	34	350	90%	OC: June 12, 2019(3) CC: July 2, 2020
Closing to CCGT Ensenada	280	PPA for 10 years	US$	23,962	10.5	43	213	76%	Q3 2022 (est.)

Renewable
Pampa Energía III	81	MAT ER	US$	na	na	58(4)	128	0%	Q2 2023 (est.)

Note: 1 Amount without value-added tax. 2 It considers the range of load factor coefficient and the HMRT additional remuneration.
3 201 MW were remunerated under spot energy until July 1, 2020. 4 Estimated average.

3.3	Analysis of the oil and gas segment
Oil & gas segment, consolidated Figures in US$ million	Fiscal year			Fourth quarter
	2021	2020	∆%	2021	2020	∆%
Sales revenue	453	294	+54%	119	68	+75%
Cost of sales	(289)	(243)	+19%	(89)	(58)	+53%

Gross profit	164	51	+222%	30	10	+200%

Selling expenses	(18)	(15)	+20%	(10)	(2)	NA
Administrative expenses	(46)	(42)	+10%	(14)	(10)	+40%
Other operating income	58	9	NA	6	3	+100%
Other operating expenses	(28)	(17)	+65%	(2)	(6)	-67%
Impairment of financial assets	-	(13)	-100%	1	-	NA

Operating income (loss)	130	(27)	NA	11	(5)	NA

Finance income	3	7	-57%	1	2	-50%
Finance costs	(103)	(100)	+3%	(17)	(18)	-6%
Other financial results	(16)	44	NA	(10)	23	NA
Financial results, net	(116)	(49)	+137%	(26)	7	NA

Profit (loss) before tax	14	(76)	NA	(15)	2	NA

Income tax	8	23	-65%	10	-	NA

Net income (loss) for the period	22	(53)	NA	(5)	2	NA

Adjusted EBITDA	257	90	+184%	46	19	+146%

Increases in PPE and intangible assets	213	41	NA	67	7	NA
Depreciation and amortization	114	108	+6%	35	25	+40%

In Q4 21, our oil and gas sales increased by US$51 million vs. Q4 20, mainly explained by the Plan Gas.Ar GSA (higher sale price and volume), the recovery of natural gas demand and prices on the industrial segment, and the substantial growth of gas exported to Chile at higher prices than local market, and to a lesser extent, the increase of oil price.

In operating terms, in Q4 21, our oil and gas segment total production registered 58.1 kboe/day (+33% vs. Q4 20 and +1% vs. Q3 21). Gas production reached 9.0 million m3/day (+34% vs. Q4 20 and +1% vs. Q3 21), mainly explained by the activity resumption as a result of Plan Gas.Ar. In particular, a significant growth was recorded at El Mangrullo, reaching a new record production of 6.3 million m3/day in Q4 21 (+39% vs. Q4 20 and +2% vs. Q3 21), comprising 70% of our total gas production. A significant production increase was also recorded at Río Neuquén, (1.5 million m3/day in Q4 21, +84% vs. Q4 20 and

Pampa Energía ● Q4 21 Earning release ● 14

+8% vs. Q3 21). These effects were partially offset by reduced output at Rincón del Mangrullo, due to lower activity and natural decline (0.4 million m3/day in Q4 21, -34% year-on-year and -19% vs. Q3 21).

Our accrued gas average sale price was US$3.1/MBTU in Q4 21 (+47% vs. Q4 20), mainly explained by the Plan Gas.Ar8, the gradual convergence of the industrial/spot prices to the Plan Gas.Ar and the high prices from exports to Chile. Moreover, 40% of our gas deliveries went to the industrial/spot market, 22% was consumed as raw material for our thermal power plants9 and our petrochemical plants, 21% was exported and 15% was destined to the residential segment. The marginal balance was sold directly to CAMMESA. On the other hand, in Q4 20, 52% of the deliveries were destined to CAMMESA’s spot tenders, 40% went to our thermal power plants and petrochemicals, and the balance to the industrial/spot segment.

Oil production reached 5.2 kbbl/day in Q4 21 (+20% vs. Q4 20 and +9% vs. Q3 21), mainly due to the domestic demand recovery, offset by lower exports. Production increased at El Tordillo, Río Neuquén and Gobernador Ayala (4.5 kbbl/day in Q4 21, +29% year-on-year). Moreover, 93% of the volume sold during Q4 21 was destined to the domestic market (vs. 86% in Q4 20). Our accrued oil average sale price in Q4 21 increased year-on-year by 42% to US$58.6/bbl, explained by the rise of Brent but moderated by local prices.

Oil and gas' key performance indicators	2021			2020			Variation
	Oil	Gas	Total	Oil	Gas	Total	Oil	Gas	Total
Fiscal year
Volume
Production
In thousand m3/day	0.7	8,004		0.7	6,902		+6%	+16%	+15%
In million cubic feet/day		283			244
In thousand boe/day	4.7	47.1	51.8	4.4	40.6	45.1
Sales
In thousand m3/day	0.7	8,122		0.7	7,190		+1%	+13%	+12%
In million cubic feet/day		287			254
In thousand boe/day	4.6	47.8	52.4	4.6	42.3	46.9

Average Price
In US$/bbl	58.8			39.0			+51%	+61%
In US$/MBTU		3.6			2.2

Fourth quarter
Volume
Production
In thousand m3/day	0.8	8,987		0.7	6,683		+20%	+34%	+33%
In million cubic feet/day		317			236
In thousand boe/day	5.2	52.9	58.1	4.3	39.3	43.7
Sales
In thousand m3/day	0.7	8,962		0.7	6,772		+1%	+32%	+29%
In million cubic feet/day		316			239
In thousand boe/day	4.7	52.7	57.4	4.7	39.9	44.5

Average Price
In US$/bbl	58.6			41.3			+42%	+47%
In US$/MBTU		3.1			2.1

Note: Net production in Argentina. Gas volume standardized at 9,300 kilocalories (kCal).

As of December 31, 2021, we accounted for 884 productive wells, 26 more than December 31, 2020. Moreover, Pampa’s proven reserves by the end of 2021 amounted to 157 million boe, 11% higher than 2020’s end of year. Besides, we recorded shale reserves from the Vaca Muerta formation 40% higher than

8 A 4-year contract until December 2024 to supply gas to power plants and the retail segment, at price of US$4.5/MBTU during the winter period (May to September) and US$3.0/MBTU for the rest of the year.

9 Energía Plus and SEE Res. No. 287/17.

Pampa Energía ● Q4 21 Earning release ● 15

the volume certified in 2020. Considering the production levels and additional reserves achieved in 2021, the replacement ratio amounted to 1.8 and the average reserve life was 8.4 years approximately.

Net operating costs in Q4 21, excluding depreciation and amortizations as well as Plan Gas.Ar, increased by 63% vs. Q4 20, mainly due to higher gas activity (contractors and maintenance), the increase in gas transportation expenses due to higher exports, more royalties and levies from higher volume and prices sold, and higher wages expenses as the wage evolution was higher than the AR$ devaluation. Compared to Q3 21, net operating costs increased 9%, mainly due to higher gas activity and the increase in the transportation costs from gas exports, partially offset by lower royalties and levies due to price seasonality and increase of oil stock, exported in January 2022. In particular, the lifting cost10 reached US$7.8 per produced boe in Q4 21, 29% higher than the US$6.0/boe recorded in Q4 20 and Q3 21.

In Q4 21, financial results reached a net loss of US$26 million, whereas a US$7 million net gain was recorded in Q4 20, mainly because of profits from the holding of financial securities in Q4 20, and to a lesser extent, higher financial interests due to higher allocation to the segment (offset by lower stock of debt).

Our oil and gas’ adjusted EBITDA amounted to US$46 million in Q4 21 vs. US$19 million in Q4 20, mainly explained by the Plan Gas.Ar effect over natural gas volume and price sold, in addition to higher oil price, partially offset by the increase in expenses related to the resumption of gas activity and its exports. The adjusted EBITDA excludes the recognition of commercial interest due to collection delays, mostly charged to CAMMESA (US$0.3 million in Q4 21 and US$2 million in Q4 21).

Finally, the segment’s capital expenditures amounted to US$67 million in Q4 21, whereas US$7 million was recorded in Q4 20, mainly explained by the commitments under Plan Gas.Ar, which reactivated drilling and completion activities at gas-bearing blocks.

10 Metric equivalent to cost of sales excluding purchase and inventory, royalties, direct taxes and depreciations and amortizations.

Pampa Energía ● Q4 21 Earning release ● 16

3.4	Analysis of the petrochemicals segment
Petrochemicals segment, consolidated Figures in US$ million	Fiscal year			Fourth quarter
	2021	2020	∆%	2021	2020	∆%
Sales revenue	490	267	+84%	144	87	+66%
Cost of sales	(424)	(233)	+82%	(130)	(72)	+81%

Gross profit	66	34	+94%	14	15	-7%

Selling expenses	(13)	(9)	+44%	(4)	(3)	+33%
Administrative expenses	(4)	(3)	+33%	(1)	-	NA
Other operating income	1	-	NA	-	(1)	-100%
Other operating expenses	(3)	(6)	-50%	(1)	(2)	-50%
Recovery of financial assets impairment	-	1	-100%	-	-	NA
Impairment of inventories	(2)	(11)	-82%	(2)	-	NA

Operating income (loss)	45	6	NA	6	9	-33%

Finance costs	(3)	(3)	-	(1)	(1)	-
Other financial results	(2)	5	NA	-	(1)	-100%
Financial results, net	(5)	2	NA	(1)	(2)	-50%

Profit (loss) before tax	40	8	NA	5	7	-29%

Income tax	(12)	(2)	NA	(1)	(2)	-50%

Net income (loss) for the period	28	6	NA	4	5	-20%

Adjusted EBITDA	50	19	+164%	9	10	-11%

Increases in PPE and intangible assets	6	3	+100%	1	2	-50%
Depreciation and amortization	3	2	+50%	1	1	-

The adjusted EBITDA of the petrochemicals segment amounted to US$9 million in Q4 21, slightly lower than Q4 20. The higher costs of virgin naphtha and other raw materials (driven by international reference prices) and the Plan Gas.Ar effect over the cost of gas were partially offset by the substantial price improvement, both domestic and international, and the recovery of demand, mainly in the local market. Quarter-on-quarter, adjusted EBITDA increased by US$2 million, explained by better international reference prices, lower costs of gas due to off-peak period, and higher volume sold of styrene and polystyrene in the domestic market.

Total volume sold increased by 6% vs. Q4 20, mainly explained by the increase of reforming products sales in the domestic market due to higher gasoline consumption (offset by lower exports), as well as higher domestic and foreign demand of styrene and polystyrene. It is worth mentioning that, in Q4 21, 6 thousand ton of bases and gasoline were dispatched as toll processing, which were not recorded as volume sold. The amounts corresponding to Pampa are shown below:

Pampa Energía ● Q4 21 Earning release ● 17

Petrochemicals' key performance indicators	Products			Total
	Styrene & polystyrene[1]	SBR	Reforming
Fiscal year
Volume sold 2021 (thousand ton)	114	49	254	417
Volume sold 2020 (thousand ton)	94	37	205	337
Variation 2021 vs. 2020	+21%	+32%	+24%	+24%

Average price 2021 (US$/ton)	1,778	2,003	741	1,175
Average price 2020 (US$/ton)	1,195	1,302	503	786
Variation 2021 vs. 2020	+49%	+54%	+47%	+50%

Fourth quarter
Volume sold Q4 21 (thousand ton)	33	11	70	114
Volume sold Q4 20 (thousand ton)	29	11	68	107
Variation Q4 21 vs. Q4 20	+14%	+3%	+4%	+6%

Average price Q4 21 (US$/ton)	1,846	2,318	831	1,266
Average price Q4 20 (US$/ton)	1,252	1,401	506	795
Variation Q4 21 vs. Q4 20	+47%	+65%	+64%	+59%

Note: 1 It includes Propylene.

In Q4 21, financial results reached a net loss of US$1 million (US$1 million improvement vs. Q4 20), mainly explained by losses from the holding of financial securities and FX net difference in Q4 20.

The capital expenditures reached US$1 million in Q4 21 and US$2 million in Q4 20.

3.5	Analysis of the holding and others segment
Holding and others segment, consolidated Figures in US$ million	Fiscal year			Fourth quarter
	2021	2020	∆%	2021	2020	∆%
Sales revenue	22	20	+10%	7	3	+133%

Gross profit	22	20	+10%	7	3	+133%

Administrative expenses	(18)	(18)	-	(7)	(4)	+75%
Other operating income	4	7	-43%	1	2	-50%
Other operating expenses	(22)	(7)	+214%	(4)	(1)	+300%
Impairment of financial assets	(2)	3	NA	-	4	-100%
Results for participation in joint businesses	70	18	+289%	17	(11)	NA

Operating income (loss)	54	23	+135%	14	(7)	NA

Finance income	4	1	+300%	2	-	NA
Finance costs	(34)	(3)	NA	(3)	(1)	+200%
Other financial results	18	34	-47%	(6)	12	NA
Financial results, net	(12)	32	NA	(7)	11	NA

Profit (loss) before tax	42	55	-24%	7	4	+75%

Income tax	2	(23)	NA	2	(7)	NA

Net income for the period	44	32	+38%	9	(3)	NA

Adjusted EBITDA	131	127	+3%	39	34	+13%

Increases in PPE	2	2	+10%	1	1	-
Depreciation and amortization	-	-	NA	-	-	NA

In the holding and others segment, without considering the equity income from affiliates (Transener, TGS and Refinor), we recorded a US$3 million operating loss, whereas in Q4 20 a US$4 million profit was recorded, mainly explained by higher provision for contingencies, partially offset by higher accrued fees.

Pampa Energía ● Q4 21 Earning release ● 18

The Q4 21 financial results amounted to a net loss of US$7 million, whereas in Q4 20 was a net gain of US$11 million, mainly due to FX net difference losses in Q4 21 as a result of lower devaluation over the net passive monetary position in AR$, in addition to the interests related to contingencies from the tax of presumed minimum profit.

The adjusted EBITDA of our holding and others increased by 13%, recording US$39 million in Q4 21. The adjusted EBITDA excludes commercial interests (marginal) and the equity income from our participation in TGS, Transener and Refinor. In turn, it adds the EBITDA adjusted by equity ownership in these businesses.

The EBITDA from our direct and indirect ownership of 29.2% and 27.7% in TGS were US$39 million (US$133 million at 100%) in Q4 21 vs. US$25 million (US$91 million at 100%) in Q4 20. The increase of total adjusted EBITDA was mainly explained by higher international reference prices of natural gasoline and LPG, higher LPG export volume, the increase in ethane price and more midstream revenues from natural gas transportation and conditioning service in Vaca Muerta. These effects were partially offset by the higher US$ unit cost of natural gas, which is used to replace thermal reduction at Cerri Complex Plant, and lower regulated revenues due to the lack of tariff adjustment since April 2019 and the AR$ devaluation, in addition to a higher export duties charge.

In Transener, the EBITDA adjusted by our indirect stake ownership of 26.3% decreased to US$2 million (US$8 million at 100%) in Q4 21 vs. US$5 million (US$19 million at 100%) in Q4 20, mainly because of the lack of tariff adjustment, frozen as from August 2019, and devaluation effect.

In Refinor, the EBITDA adjusted by our stake ownership of 28.5% in Q4 21 recorded a gain of US$1 million (US$3 million at 100%), whereas in Q4 20 was marginal. The increase is mainly explained by the gradual recovery of demand and higher sales prices, partially offset by increased crude oil costs, which is the refinery’s main raw material.

Pampa Energía ● Q4 21 Earning release ● 19

3.6	Analysis of the fiscal year, by subsidiary and segment
Subsidiary In US$ million	Fiscal year 2021				Fiscal year 2020
	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]

Power generation segment
Diamante	61.0%	4	(6)	4	61.0%	6	(2)	(3)
Los Nihuiles	52.0%	(3)	(5)	(1)	52.0%	4	(10)	(13)

Greenwind		22	72	(4)		24	90	5
Non-controlling stake adjustment		(11)	(36)	2		(12)	(45)	(3)
Subtotal Greenwind adjusted by ownership	50.0%	11	36	(2)	50.0%	12	45	3

CTBSA		156	220	98		165	202	129
Non-controlling stake adjustment		(78)	(110)	(49)		(83)	(101)	(65)
Subtotal CTBSA adjusted by ownership	50.0%	78	110	49	50.0%	83	101	65

Pampa stand-alone, other companies, adjs. & deletions[1]	100.0%	378	167	168	100%	358	465	96
Subtotal power generation		467	302	218		462	598	147

Oil & gas segment
OldelVal		61	(27)	25		55	(10)	24
Non-controlling stake adjustment		(60)	26	(24)		(54)	9	(24)
Subtotal OldelVal adjusted by ownership	2.1%	1	(1)	1	2.1%	1	(0)	1

Pampa stand-alone, other companies, adjs. & deletions[1]		255	801	21		89	744	(54)
Subtotal oil & gas		257	801	22		90	744	(53)

Petrochemicals segment
Pampa Energía	100.0%	50	-	28	100.0%	19	-	6
Subtotal petrochemicals		50	-	28		19	-	6

Holding & others segment
Transener		54	(31)	(13)		102	(9)	49
Non-controlling stake adjustment		(40)	22	9		(75)	6	(36)
Subtotal Transener adjusted by ownership	26.3%	14	(8)	(3)	26.3%	27	(2)	13

TGS		425	310	204		356	406	39
Non-controlling stake adjustment		(302)	(220)	(145)		(257)	(294)	(28)
Subtotal TGS adjusted by ownership	29.2%	123	90	59	27.7%	98	113	11

Refinor		17	35	(4)		(4)	27	(8)
Non-controlling stake adjustment		(12)	(25)	3		3	(19)	6
Subtotal Refinor adjusted by ownership	28.5%	5	10	(1)	28.5%	(1)	8	(2)

Pampa stand-alone, other companies, adjs. & deletions[1]	100%	(11)	(91)	(11)	100%	3	(48)	11
Subtotal holding & others		131	1	44		127	70	32

Deletions	100%	-	(238)	-	100%	-	(263)	-
Total consolidated, continuing operations		905	866	312		698	1,148	132
At our share ownership		905	1,109	312		694	1,416	132

+ Discontinued operations: Edenor	4.2%	17	-	(39)	55.1%	51	(0)	(499)

Total consolidated, continuing and discontinued operations		921	866	273		749	1,148	(367)
At our share ownership		911	1,109	273		722	1,416	(367)

Note: 1 The deletions correspond to other companies or inter-companies or debt repurchases. 2 Net debt includes holding companies.
3 Attributable to the Company’s shareholders.

Pampa Energía ● Q4 21 Earning release ● 20

3.7	Analysis of the quarter, by subsidiary and segment
Subsidiary In US$ million	Fourth quarter 2021				Fourth quarter 2020
	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]

Power generation segment
Diamante	61.0%	1	(6)	1	61.0%	1	(2)	(4)
Los Nihuiles	52.0%	(2)	(5)	(3)	52.0%	(0)	(10)	(9)

Greenwind		5	72	0		6	90	1
Non-controlling stake adjustment		(3)	(36)	(0)		(3)	(45)	(1)
Subtotal Greenwind adjusted by ownership	50.0%	3	36	0	50.0%	3	45	1

CTBSA		38	220	31		42	202	59
Non-controlling stake adjustment		(19)	(110)	(15)		(21)	(101)	(30)
Subtotal CTBSA adjusted by ownership	50.0%	19	110	15	50.0%	21	101	30

Pampa stand-alone, other companies, adjs. & deletions[1]	100.0%	85	167	17	100%	97	465	3
Subtotal power generation		105	302	31		121	598	20

Oil & gas segment
OldelVal		17	(27)	11		13	(10)	(0)
Non-controlling stake adjustment		(17)	26	(11)		(13)	9	0
Subtotal OldelVal adjusted by ownership	2.1%	0	(1)	0	2.1%	0	(0)	(0)

Pampa stand-alone, other companies, adjs. & deletions[1]		46	801	(5)		18	744	2
Subtotal oil & gas		46	801	(5)		19	744	2

Petrochemicals segment
Pampa Energía	100.0%	9	-	4	100.0%	10	-	5
Subtotal petrochemicals		9	-	4		10	-	5

Holding & others segment
Transener		8	(31)	(3)		19	(9)	6
Non-controlling stake adjustment		(6)	22	2		(14)	6	(4)
Subtotal Transener adjusted by ownership	26.3%	2	(8)	(1)	26.3%	5	(2)	2

TGS		133	310	73		91	406	(42)
Non-controlling stake adjustment		(94)	(220)	(52)		(66)	(294)	30
Subtotal TGS adjusted by ownership	29.2%	39	90	21	27.7%	25	113	(12)

Refinor		3	35	1		(0)	27	(1)
Non-controlling stake adjustment		(2)	(25)	(0)		0	(19)	1
Subtotal Refinor adjusted by ownership	28.5%	1	10	0	28.5%	(0)	8	(0)

Pampa stand-alone, other companies, adjs. & deletions[1]	100%	(3)	(91)	(12)	100%	4	(48)	7
Subtotal holding & others		39	1	9		34	70	(3)

Deletions	100%	-	(238)	-	100%	-	(263)	-
Total consolidated, continuing operations		199	866	39		184	1,148	24
At our share ownership		200	1,109	39		184	1,416	24

+ Discontinued operations: Edenor	4.2%	-	-	-	55.1%	(16)	(0)	(487)

Total consolidated, continuing and discontinued operations		199	866	39		168	1,148	(463)
At our share ownership		200	1,109	39		175	1,416	(463)

Note: 1 The deletions correspond to other companies or inter-companies or debt repurchases. 2 Net debt includes holding companies.
3 Attributable to the Company’s shareholders.

Pampa Energía ● Q4 21 Earning release ● 21

4.	Appendix
4.1	Power generation main operational KPIs
Power generation's key performance indicators	Hydroelectric			Wind			Subtotal hydro +wind	Thermal										Total
	HINISA	HIDISA	HPPL	PEMC[1]	PEPE2	PEPE3		CTLL	CTG	CTP	CPB	CTPP	CTIW	CTGEBA[2]	Eco- Energía	CTEB[1]	Subtotal
Installed capacity (MW)	265	388	285	100	53	53	1,144	780	361	30	620	100	100	1,253	14	567	3,826	4,970
New capacity (MW)	-	-	-	100	53	53	206	184	100	-	-	100	100	565	14	567	1,631	1,837
Market share	0.6%	0.9%	0.7%	0.2%	0.1%	0.1%	2.7%	1.8%	0.8%	0.1%	1.4%	0.2%	0.2%	2.9%	0.03%	1.3%	8.9%	11.6%

Fiscal year
Net generation 2021 (GWh)	467	325	550	367	215	256	2,181	4,682	392	53	312	299	301	8,594	75	546	15,252	17,433
Market share	0.3%	0.2%	0.4%	0.3%	0.2%	0.2%	1.5%	3.3%	0.3%	0.0%	0.2%	0.2%	0.2%	6.1%	0.1%	0.4%	10.8%	12.3%
Sales 2021 (GWh)	467	325	550	367	247	256	2,212	4,692	624	53	313	299	300	9,266	153	546	16,246	18,458

Net generation 2020 (GWh)	481	323	742	409	207	243	2,404	4,406	368	55	576	193	229	7,912	72	255	14,065	16,470
Variation 2021 vs. 2020	-3%	+1%	-26%	-10%	+4%	+5%	-9%	+6%	+7%	-4%	-46%	+55%	+31%	+9%	+5%	####	+8%	+6%
Sales 2020 (GWh)	482	323	737	409	207	246	2,404	4,399	418	55	575	193	229	7,946	89	255	14,159	16,563

Avg. price 2021 (US$/MWh)	18	34	18	71	73	67	41	31	45	84	75	126	100	34	33	na	47	46
Avg. price 2020 (US$/MWh)	21	37	16	70	76	68	39	36	42	123	43	na	125	27	58	na	47	46
Avg. gross margin 2021 (US$/MWh)	(6)	12	7	61	55	58	25	26	10	41	12	103	78	17	12	na	31	30
Avg. gross margin 2020 (US$/MWh)	8	20	7	62	65	65	29	33	13	90	12	na	100	17	19	na	36	35

Fourth quarter
Net generation Q4 21 (GWh)	200	104	116	86	52	58	615	1,061	222	22	152	62	77	2,182	16	260	4,055	4,670
Market share	0.6%	0.3%	0.3%	0.2%	0.1%	0.2%	1.7%	3.0%	0.6%	0.1%	0.4%	0.2%	0.2%	6.2%	0.0%	0.7%	11.5%	13.2%
Sales Q4 21 (GWh)	200	104	116	86	59	58	623	1,071	290	22	152	62	77	2,440	30	261	4,405	5,028

Net generation Q4 20 (GWh)	195	129	160	97	50	64	696	1,115	21	15	88	78	87	2,211	15	74	3,705	4,400
Variation Q4 21 vs. Q4 20	+2%	-20%	-28%	-11%	+4%	-10%	-12%	-5%	na	+45%	+73%	-21%	-12%	-1%	+7%	na	+9%	+6%
Sales Q4 20 (GWh)	196	129	161	97	52	64	700	1,113	64	15	88	78	87	2,183	25	74	3,727	4,427

Avg. price Q4 21 (US$/MWh)	12	26	20	72	74	67	35	25	31	26	52	149	97	31	43	na	42	41
Avg. price Q4 20 (US$/MWh)	12	20	14	71	80	67	32	34	65	113	53	120	88	31	57	na	48	46
Avg. gross margin Q4 21 (US$/MWh)	(11)	2	6	61	54	56	17	17	10	(1)	18	120	75	18	18	na	27	26
Avg. gross margin Q4 20 (US$/MWh)	(1)	6	6	61	67	67	22	31	(4)	85	(5)	97	75	20	12	na	35	33

Note: Gross margin before amortization and depreciation. 1 Operated by Pampa (50% of equity stake). 2 Commissioning of ST02 as of July 2, 2020.

Pampa Energía ● Q4 21 Earning release ● 22

4.2	Oil and gas production in the main areas
Main areas' production	Fiscal year			Fourth quarter
	2021	2020	Variation	2021	2020	Variation
Gas (k boe/day)
El Mangrullo	32.6	26.6	+23%	37.0	26.7	+39%
Río Neuquén	7.2	5.4	+34%	9.1	4.9	+84%
Sierra Chata	3.1	2.9	+10%	3.3	2.7	+20%
Rincón del Mangrullo[1]	3.1	4.5	-31%	2.4	3.7	-34%
Others	1.1	1.3	-16%	1.1	1.3	-15%
Total gas at O/S	47.1	40.6	+16%	52.9	39.3	+34%

Oil (k boe/day)
El Tordillo[2]	2.5	2.4	+4%	2.9	2.3	+26%
Gobernador Ayala	0.9	0.8	+20%	1.0	0.8	+21%
Associated oil[3]	0.9	0.9	+3%	1.0	0.9	+13%
Others	0.3	0.3	-4%	0.4	0.4	+1%
Total oil at O/S	4.7	4.4	+6%	5.2	4.3	+20%
Total at O/S (kboe/day)	51.8	45.1	+15%	58.1	43.7	+33%

Note: Production in Argentina. 1 It doesn’t include shale formation. 2 It includes La Tapera - Puesto Quiroga field. 3 From gas fields.

4.3	Electricity distribution segment, discontinued[11]
Electricity distribution segment, consolidated Figures in US$ million	Fiscal year			Fourth quarter
	2021	2020	∆%	2021	2020	∆%
Sales revenue	493	1,085	-55%	-	220	-100%
Cost of sales	(398)	(926)	-57%	-	(200)	-100%

Gross profit	95	159	-40%	-	20	-100%

Selling expenses	(36)	(79)	-54%	-	(22)	-100%
Administrative expenses	(26)	(64)	-59%	-	(23)	-100%
Other operating income	21	29	-28%	-	9	-100%
Other operating expenses	(18)	(25)	-28%	-	(9)	-100%
Impairment of financial assets	(11)	(50)	-78%	-	(10)	-100%
Recovery of PPE impairment	16	(589)	NA	-	(589)	-100%

Operating income (loss)	41	(619)	NA	-	(624)	-100%

RECPAM	120	115	+4%	-	36	-100%
Finance income	-	1	-100%	-	1	-100%
Finance costs	(106)	(110)	-4%	-	(39)	-100%
Other financial results	8	(20)	NA	-	1	-100%

Profit (loss) before tax	63	(633)	NA	-	(625)	-100%

Income tax	(138)	41	NA	-	56	-100%

Net income (loss) for the period	(75)	(592)	-87%	-	(569)	-100%
Attributable to owners of the Company	(39)	(499)	-92%	-	(487)	-100%
Attributable to non-controlling interests	(36)	(93)	-61%	-	(82)	-100%

Adjusted EBITDA, discontinued	17	51	-68%	-	(16)	-100%

Increases in PPE, intangible and right-of-use assets	64	135	-52%	-	40	-100%
Depreciation and amortization	-	81	-100%	-	19	-100%

11 On June 30, 2021, the sale closing of the controlling stake in Edenor was closed. Consequently, under IFRS, the electricity distribution segment is deconsolidated from Pampa’s FS and shown as discontinued operations for the current and comparative periods.

Pampa Energía ● Q4 21 Earning release ● 23

5.	Glossary of terms
Term	Definition
Q3 21/Q3 20	Third quarter of 2021/Third quarter of 2020
Q4 21/Q4 20	Fourth quarter of 2021/Fourth quarter of 2020
ADRs/ADSs	American Depositary Receipts
AR$	Argentine Pesos
Bbl	Barrel
BICE	Banco de Inversión y Comercio Exterior S.A. (Investment and Foreign Trade Bank)
Boe	Barrels of oil equivalent
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (Argentine Wholesale Electricity Market Clearing Company)
CB	Corporate Bonds
CCGT	Combined cycle gas turbine
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CPB	Piedra Buena Thermal Power Plant
CTBSA	CT Barragán S.A.
CTEB	Ensenada Barragán Thermal Power Plant
CTG	Güemes Thermal Power Plant
CTGEBA	Genelba Thermal Power Plant
CTIW	Ingeniero White Thermal Power Plant
CTLL	Loma De La Lata Thermal Power Plant
CTP	Piquirenda Thermal Power Plant
CTPP	Parque Pilar Thermal Power Plant
DNU	Decreto de Necesidad y Urgencia (Necessity and Urgency Executive Order)
E&P	Exploration and Production
EBITDA	Earnings before interest, tax, depreciation and amortization
EcoEnergía	EcoEnergía Co-Generation Power Plant
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENARGAS	Ente Nacional Regulador del Gas (National Gas Regulatory Entity)
Energía Plus	Energía Plus Program, SE Res. No. 1,281/06
ENRE	Ente Nacional Regulador de la Electricidad (National Electricity Regulatory Entity)
FO	Fuel oil
FS	Financial Statements
FV	Face Value
FX	Nominal exchange rate
GO	Gas oil (Diesel oil)
Greenwind	Greenwind S.A.
GSA	Gas Supply Agreement
GWh	Gigawatt-hour
HIDISA	Diamante Hydroelectric Power Plant
HINISA	Los Nihuiles Hydroelectric Power Plant
HMRT	Horas de Alto Requerimiento Térmico del Mes (Hours of the month with a high thermal demand)
HPPL	Pichi Picún Leufú Hydroelectric Power Plant
ICMA	International Capital Market Association
IDB Invest	Inter-American Development Bank Invest (former Inter-American Investment Corporation)

Pampa Energía ● Q4 21 Earning release ● 24

IEASA/ENARSA	Integración Energética Argentina S.A. (former Energía Argentina S.A.)
IFRS	International Financial Reporting Standards
Kbbl/kboe	Thousands of barrels/thousands of barrels of oil equivalent
LNG	Liquified Natural Gas
LPG	Liquified Petroleum Gas
M3	Cubic meter
MAT ER	Term Market from Renewable Energy Sources
MBTU	Million British Thermal Unit
MW/MWh	Megawatt/Megawatt-hour
N.a.	Not applicable
O/S	At equity ownership
OldelVal	Oleoductos del Valle S.A.
Pampa / the Company	Pampa Energía S.A.
Pampa Group	Pampa Energía S.A. and its subsidiaries
PEMC	Ingeniero Mario Cebreiro Wind Farm
PEN	Poder Ejecutivo Nacional (National Executive Branch)
PEPE	Pampa Energía Wind Farm
Plan Gas.Ar	Argentine Natural Gas Production Promotion Program – 2020 – 2024 Supply and Demand Scheme (DNU No. 892/20 and supplementary regulations)
PPA	Power Purchase Agreement
PPE	Property, Plant and Equipment
RECPAM	Results from a net monetary position
Refinor	Refinería del Norte S.A.
Res.	Resolution/Resolutions
SADI	Sistema Argentino de Interconexión (Argentine Electricity Grid)
SBR	Styrene-Butadiene Rubber
SE	Secretariat of Energy
SEE	Under Secretariat of Electric Energy (former Secretariat of Electric Energy)
ST	Steam turbine
TGS	Transportadora de Gas del Sur S.A.
Ton	Metric Ton
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
US$	U.S. Dollars
UVA	Unidad de Valor Adquisitivo (Acquisitive Value Units)
VRD	Debt Securities

Pampa Energía ● Q4 21 Earning release ● 25